UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : November 18, 2009	By	/s/ Fumikazu Tatsumi
Fumikazu Tatsumi
Chief Manager
Corporate Administration Division

November 18, 2009

Consolidated Summary Report <under Japanese GAAP> for the six months ended September 30, 2009

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings: Tokyo, Osaka, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Muneaki Tokunari, Executive Officer, General Manager—Financial Planning Division
TEL (03) 3240-7200
Quarterly securities report issuing date:	November 30, 2009	Trading accounts:	Established
Dividend payment date:	December 9, 2009

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2009

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Six months ended
September 30, 2009	2,618,434	(10.5)	233,047	23.9	140,948	53.2
September 30, 2008	2,925,113	(10.0)	188,117	(62.2)	92,023	(64.2)

	Net Income per Common Stock	Diluted Net Income per Common Stock
	yen	yen
Six months ended
September 30, 2009	11.08	11.08
September 30, 2008	8.46	8.42

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets(*1)	Total Net Assets per Common Stock	Risk-adjusted Capital Ratio(*2)
	million yen	million yen	%	yen	%
As of
September 30, 2009	202,802,103	9,945,632	3.9	621.44	13.29
March 31, 2009	198,733,906	8,570,641	3.4	528.67	11.77

(Reference) Shareholders’ equity as of September 30, 2009: 7,885,626 million yen;     March 31, 2009: 6,803,617 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets – Subscription rights to shares – Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006).

Risk-adjusted capital ratio as of September 30, 2009 shown above is a preliminary figure.

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Fiscal year
ended March 31, 2009	—	7.00	—	5.00	12.00
ending March 31, 2010	—	6.00
ending March 31, 2010 (Forecast)			—	6.00	12.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: None
(*2)	Please refer to “Dividends on Preferred Stocks” on page 3 for information with regard to the dividends on stocks other than common stock.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2010 (Consolidated)

(*)	Revision of earnings forecasts on the presentation date of this Consolidated Summary Report: None
MUFG has the target of 300.0 billion yen of consolidated net income for the fiscal year ending March 31, 2010.

(There are no changes to our earnings targets released on May 19, 2009.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisha) during the period

Newly consolidated: 2 Companies (MUFG Capital Finance 9 Limited, BTMU Preferred Capital 9 Limited)

(*)	Please refer to 4. Other of “Qualitative Information and Financial Statements” on page 6.

(2)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

(A)	Changes due to revision of accounting standards: None

(B)	Changes due to other reasons: None

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:
	Sep. 30, 2009	11,648,360,720	shares	Mar. 31, 2009	11,648,360,720	shares
(B) Treasury stocks:
	Sep. 30, 2009	8,251,395	shares	Mar. 31, 2009	9,161,592	shares
(C) Average outstanding stocks:
		Six months ended Sep. 30, 2009			11,639,665,653	shares
		Six months ended Sep. 30, 2008			10,437,400,501	shares

(Reference) Non-consolidated financial data

1.	Non-consolidated Financial Data for the Six Months ended September 30, 2009

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Six months ended
September 30, 2009	143,203	(42.2)	134,571	(43.9)	116,839	(49.5)	(14,207)	—
September 30, 2008	247,861	25.7	239,882	25.7	231,407	26.5	291,103	176.1

Net Income per Common Stock
yen
Six months ended
September 30, 2009	(2.25)
September 30, 2008	27.39

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
September 30, 2009	10,107,154	7,650,642	75.6	600.36
March 31, 2009	9,829,278	7,717,307	78.5	606.40

(Reference) Shareholders’ equity as of September 30, 2009: 7,645,213 million yen;     March 31, 2009: 7,712,656 million yen

*Notes for using forecasted information etc.

1.	MUFG falls under the category of “Specified Business Corporation” (Tokutei Jigyo Gaisha) under Article 17-15-2 of the Cabinet Office Ordinance Concerning Disclosure of Public Companies and accordingly, prepares its interim consolidated financial statements and interim non-consolidated financial statements for the six months ended September 30, 2009.

2.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

3.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 3
Fiscal year ended March 31, 2009	—	30.00	—	30.00	60.00
Fiscal year ending March 31, 2010	—	30.00
Fiscal year ending March 31, 2010 (Forecast)			—	30.00	60.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2009			—	43.00	43.00
Fiscal year ending March 31, 2010	—	57.50
Fiscal year ending March 31, 2010 (Forecast)			—	57.50	115.00

(Note) MUFG issued Preferred Stock First Series of Class 5 in November 2008.

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2009	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2010	—	2.65
Fiscal year ending March 31, 2010 (Forecast)			—	2.65	5.30

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 12
Fiscal year ended March 31, 2009	—	5.75	—		5.75

(Note) MUFG repurchased Preferred Stock Class 12 until February 2009 due to requests for repurchase and cancelled until February 2009.

Mitsubishi UFJ Financial Group, Inc.

Qualitative Information and Financial Statements

1. Qualitative information related to the results of operations

With respect to the economic and financial environment for the April-September period of fiscal 2009, the US and European economies have turned to positive growth and continued to improve further due to financial and monetary packages addressing the global financial crisis. Asian economies followed recovery path prior to the Western economies supported by stimulus package effects. As for the Japanese economy, exports and production continued to recover due to improvement in overseas economies, largest-ever stimulus packages and progress in inventory adjustment. Private consumption was also pushed up by economic measure effects. Business fixed investment, however, declined as economic activity remained at an extremely low level and poor corporate performance continued. The employment and income situation also followed a worsening trend.

In the financial environment, the policy rate remained virtually zero in the United States as non-performing loans continued to increase rapidly. In the Euro zone, the European Central Bank cut its key interest rate to 1.0 percent. Japan’s short-term interest rates moderately declined, in response to the Bank of Japan’s continued monetary easing policy such as the ultra-low interest rate policy, purchase of CP and corporate bonds, and the special funds-supplying operations to facilitate corporate financing. Long-term interest rates followed a downward trend, after rising toward the beginning of June amid concerns over the worsening of fiscal conditions due to large-scale economic stimulus measures in Japan and abroad. In the foreign exchange market, the yen-dollar exchange rates followed a strong yen trend with some fluctuation, reflecting the narrowing spread of domestic and overseas interest rates.

Under such business environment, consolidated gross profits for the six months ended September 30, 2009 increased by 116.6 billion yen from the previous interim period to 1,813.2 billion yen. This was mainly due to increase in domestic and overseas lending income, market product income and a new consolidation of ACOM CO., LTD., despite of decrease in deposit income caused by the decline of interest-rates. General and administrative expenses decreased by 11.2 billion yen from the previous interim period to 1,061.4 billion yen due to an intensive corporate-wide cost reduction as well as the effect of the system integration. As a result, net business profits increased by 127.9 billion yen from the previous interim period to 751.7 billion yen.

Credit costs for the six months ended September 30, 2009 increased by 109.3 billion yen from the previous interim period to 444.2 billion yen, mainly due to an increase in credit costs from our subsidiaries other than BTMU and MUTB, primarily from our overseas subsidiaries, and the consolidation of ACOM CO., LTD., while combined credit costs of BTMU and MUTB decreased from the previous interim period. Net gains on equity securities for the six months ended September 30, 2009 increased by 88.6 billion yen due to decrease in losses on write-down of equity securities and other non-recurring losses for six months ended September 30, 2009 increased by 62.3 billion yen from the previous interim period due to an increase in retirement benefit costs.

Based on the above results, ordinary profits for the six months ended September 30, 2009 was 233.0 billion yen, an increase of 44.9 billion yen from the previous interim period and consolidated net income for the six months ended September 30, 2009 was 140.9 billion yen, an increase of 48.9 billion yen from the previous interim period.

Mitsubishi UFJ Financial Group, Inc.

	(in billions of Japanese yen)
	For the six months ended September 30, 2009	For the six months ended September 30, 2008	Increase (Decrease)
Gross Profits before credit costs for trust accounts	1,813.2	1,696.5	116.6
General and administrative expenses	1,061.4	1,072.7	(11.2)

Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	751.7	623.8	127.9

Credit costs	(444.2)	(334.9)	(109.3)
Net gains (losses) on equity securities	13.3	(75.2)	88.6
Other non-recurring losses	(87.7)	(25.4)	(62.3)

Ordinary profits	233.0	188.1	44.9

Net income	140.9	92.0	48.9

2. Qualitative information related to the financial conditions

Total assets as of September 30, 2009 increased by 4,068.1 billion yen from March 31, 2009 to 202,802.1 billion yen, and total net assets as of September 30, 2009 increased by 1,374.9 billion yen from March 31, 2009 to 9,945.6 billion yen. The increase in total net assets reflected an increase of total valuation and translation adjustments of 1,011.5 billion yen, which was mainly due to an increase of net unrealized gains on other securities by the higher stock prices.

With regards to major items of assets, securities as of September 30, 2009 increased by 9,070.2 billion yen from March 31, 2009 to 57,384.3 billion yen and loans and bills discounted as of September 30, 2009 decreased by 4,024.7 billion yen from March 31, 2009 to 88,032.0 billion yen. With regards to major items of liabilities, deposits as of September 30, 2009 increased by 1,894.1 billion yen from March 31, 2009 to 122,043.7 billion yen.

MUFG’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards as of September 30, 2009 was 13.29% (preliminary basis), an increase of 1.52 points from March 31, 2009.

3. Qualitative information related to the earnings forecasts

MUFG has the target of 300.0 billion yen of consolidated net income for the fiscal year ending March 31, 2010. (There are no changes to our earnings targets released on May 19, 2009.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Mitsubishi UFJ Financial Group, Inc.

[Reference]

(in billions of Japanese yen)	For the fiscal year ending March 31, 2010	For the six months ended September 30, 2009 (Results)	For the fiscal year ended March 31, 2009 (Results)	For the six months ended September 30, 2008 (Results)
Consolidated ordinary profits	600.0	233.0	82.8	188.1
Consolidated net income (loss)	300.0	140.9	(256.9)	92.0
<2 Banks on a stand-alone basis>
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	865.0	408.0	710.8	359.5
Ordinary profits (losses)	365.0	125.0	(199.4)	37.8
Net income (loss)	245.0	130.7	(366.3)	25.0
Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	120.0	52.9	131.5	78.5
Ordinary profits (losses)	65.0	35.3	50.8	53.4
Net income (loss)	45.0	24.7	16.8	31.9

4. Other

(1)	Changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisha) during the period

The following Specified Subsidiaries were newly consolidated during the period.

Name	Location	Stated Capital	Primary Business	Ownership
MUFG Capital Finance 9 Limited	Grand Cayman, Cayman Islands	¥370,010 million	Finance	100%
BTMU Preferred Capital 9 Limited	Grand Cayman, Cayman Islands	¥370,010 million	Finance	100 (100	% %)

Note	1. Both of these Specified Subsidiaries are overseas special purpose companies established for issuance of Non-dilutive Preferred Securities.
2. The bracketed number in “Ownership” means MUFG’s indirect ownership share through subsidiaries.

(2)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

Not applicable

Mitsubishi UFJ Financial Group, Inc.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2009	As of March 31, 2009
Assets:
Cash and due from banks	7,779,378	6,562,376
Call loans and bills bought	399,726	293,415
Receivables under resale agreements	3,363,764	2,544,848
Receivables under securities borrowing transactions	5,845,064	6,797,026
Monetary claims bought	3,168,282	3,394,519
Trading assets	17,678,766	17,452,426
Money held in trust	341,589	326,298
Securities	57,384,396	48,314,122
Allowance for losses on securities	(31,916)	(37,104)
Loans and bills discounted	88,032,042	92,056,820
Foreign exchanges	955,397	1,058,640
Other assets	6,604,604	7,795,056
Tangible fixed assets	1,399,983	1,380,900
Intangible fixed assets	1,164,879	1,209,783
Deferred tax assets	856,257	1,235,139
Customers’ liabilities for acceptances and guarantees	9,114,298	9,534,900
Allowance for credit losses	(1,254,412)	(1,185,266)

Total assets	202,802,103	198,733,906

Liabilities:
Deposits	122,043,723	120,149,591
Negotiable certificates of deposit	9,585,670	7,570,547
Call money and bills sold	2,537,568	2,272,292
Payables under repurchase agreements	12,787,963	11,926,997
Payables under securities lending transactions	3,947,901	4,270,365
Commercial papers	88,759	141,436
Trading liabilities	9,380,537	9,868,818
Borrowed money	6,645,428	7,729,256
Foreign exchanges	865,759	804,425
Short-term bonds payable	326,401	323,959
Bonds payable	6,947,086	6,485,158
Due to trust accounts	1,762,003	1,798,223
Other liabilities	6,197,848	6,634,917
Reserve for bonuses	50,177	42,615
Reserve for bonuses to directors	340	150
Reserve for retirement benefits	86,252	94,623
Reserve for retirement benefits to directors	1,568	1,958
Reserve for loyalty award credits	10,661	8,854
Reserve for contingent losses	244,801	277,608
Reserves under special laws	3,094	3,339
Deferred tax liabilities	36,429	28,993
Deferred tax liabilities for land revaluation	192,194	194,228
Acceptances and guarantees	9,114,298	9,534,900

Total liabilities	192,856,471	190,163,264

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of September 30, 2009	As of March 31, 2009
Net assets:
Capital stock	1,620,896	1,620,896
Capital surplus	1,897,919	1,898,031
Retained earnings	4,238,262	4,168,625
Treasury stock	(5,927)	(6,867)

Total shareholders’ equity	7,751,150	7,680,685

Net unrealized gains (losses) on other securities	126,439	(776,397)
Net deferred gains (losses) on hedging instruments	108,093	111,001
Land revaluation excess	144,093	142,502
Foreign currency translation adjustments	(190,502)	(302,352)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(53,647)	(51,822)

Total valuation and translation adjustments	134,476	(877,067)

Subscription rights to shares	5,429	4,650
Minority interests	2,054,575	1,762,372

Total net assets	9,945,632	8,570,641

Total liabilities and net assets	202,802,103	198,733,906

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Operations

	(in millions of yen)
	For the six months ended September 30, 2008	For the six months ended September 30, 2009
Ordinary income	2,925,113	2,618,434
Interest income	1,842,261	1,500,108
Interest on loans and bills discounted	1,134,155	1,003,524
Interest and dividends on securities	356,656	304,769
Trust fees	67,097	52,456
Fees and commissions	592,473	572,542
Trading income	126,317	167,472
Other business income	174,846	209,473
Other ordinary income	122,116	116,381
Ordinary expenses	2,736,996	2,385,386
Interest expenses	872,046	385,012
Interest on deposits	374,699	173,396
Fees and commissions	87,443	79,387
Trading expenses	1,191	—
Other business expenses	146,147	224,521
General and administrative expenses	1,084,363	1,111,730
Other ordinary expenses	545,803	584,735

Ordinary profits	188,117	233,047

Extraordinary gains	61,417	36,705
Gains on disposition of fixed assets	6,718	5,331
Gains on loans written-off	14,388	24,804
Reversal of reserve for contingent liabilities from financial instruments transactions	1,308	244
Gains on sales of equity securities of subsidiaries	32,814	—
Impact upon the adoption of the Accounting standard for lease transactions	6,186	—
Reversal of allowance for losses on investments	—	5,026
Others	—	1,297
Extraordinary losses	60,787	55,378
Losses on disposition of fixed assets	8,511	14,348
Losses on impairment of fixed assets	4,879	10,097
Provision for reserve for losses relating to business restructuring	197	—
Expenses relating to systems integration	47,198	—
Amortization of goodwill	—	27,918
Others	—	3,012

Income before income taxes and others	188,747	214,374

Income taxes-current	47,772	50,242
Refund of income taxes	—	(16,090)
Income taxes-deferred	(168)	8,442

Total taxes	47,604	42,593

Minority interests	49,120	30,832

Net income	92,023	140,948

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

	(in millions of yen)
	For the six months ended September 30, 2008	For the six months ended September 30, 2009
Shareholders’ equity
Capital stock
Balance at the end of the previous period	1,383,052	1,620,896

Balance at the end of the period	1,383,052	1,620,896

Capital surplus
Balance at the end of the previous period	1,865,696	1,898,031
Changes during the period
Disposition of treasury stock	(87,835)	(32)
Change of application of equity method	—	(78)

Total changes during the period	(87,835)	(111)

Balance at the end of the period	1,777,860	1,897,919

Retained earnings
Balance at the end of the previous period	4,592,960	4,168,625
Changes during the period
Dividends from retained earnings	(75,855)	(67,879)
Net income	92,023	140,948
Reversal of land revaluation excess	(353)	(1,591)
Change of application of equity method	—	(1,840)
Increase in companies accounted for under the equity method	5,763	—
Prior year adjustments on retained earnings of companies accounted for under the equity method	(16,802)	—
Increase due to unification of accounting policies applied to foreign subsidiaries	778	—
Decrease due to unification of accounting policies applied to foreign subsidiaries	(6,669)	—

Total changes during the period	(1,114)	69,637

Balance at the end of the period	4,591,845	4,238,262

Treasury stock
Balance at the end of the previous period	(726,001)	(6,867)
Changes during the period
Repurchase of treasury stock	(732)	(34)
Disposition of treasury stock	287,358	974

Total changes during the period	286,626	939

Balance at the end of the period	(439,375)	(5,927)

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2008	For the six months ended September 30, 2009
Total shareholders’ equity
Balance at the end of the previous period	7,115,707	7,680,685
Changes during the period
Dividends from retained earnings	(75,855)	(67,879)
Net income	92,023	140,948
Repurchase of treasury stock	(732)	(34)
Disposition of treasury stock	199,522	941
Reversal of land revaluation excess	(353)	(1,591)
Change of application of equity method	—	(1,919)
Increase in companies accounted for under the equity method	5,763	—
Prior year adjustments on retained earnings of companies accounted for under the equity method	(16,802)	—
Increase due to unification of accounting policies applied to foreign subsidiaries	778	—
Decrease due to unification of accounting policies applied to foreign subsidiaries	(6,669)	—

Total changes during the period	197,675	70,465

Balance at the end of the period	7,313,383	7,751,150

Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the end of the previous period	595,352	(776,397)
Changes during the period
Net changes of items other than shareholders’ equity	(634,596)	902,836

Total changes during the period	(634,596)	902,836

Balance at the end of the period	(39,243)	126,439

Net deferred gains (losses) on hedging instruments
Balance at the end of the previous period	79,043	111,001
Changes during the period
Net changes of items other than shareholders’ equity	(76,297)	(2,907)

Total changes during the period	(76,297)	(2,907)

Balance at the end of the period	2,745	108,093

Land revaluation excess
Balance at the end of the previous period	143,292	142,502
Changes during the period
Net changes of items other than shareholders’ equity	355	1,591

Total changes during the period	355	1,591

Balance at the end of the period	143,647	144,093

Foreign currency translation adjustments
Balance at the end of the previous period	(52,566)	(302,352)
Changes during the period
Net changes of items other than shareholders’ equity	(43,740)	111,849

Total changes during the period	(43,740)	111,849

Balance at the end of the period	(96,306)	(190,502)

Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the end of the previous period	—	(51,822)
Changes during the period
Net changes of items other than shareholders’ equity	(12,392)	(1,825)

Total changes during the period	(12,392)	(1,825)

Balance at the end of the period	(12,392)	(53,647)

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2008	For the six months ended September 30, 2009
Total valuation and translation adjustments
Balance at the end of the previous period	765,121	(877,067)
Changes during the period
Net changes of items other than shareholders’ equity	(766,671)	1,011,543

Total changes during the period	(766,671)	1,011,543

Balance at the end of the period	(1,549)	134,476

Subscription rights to shares
Balance at the end of the previous period	2,509	4,650
Changes during the period
Net changes of items other than shareholders’ equity	1,165	778

Total changes during the period	1,165	778

Balance at the end of the period	3,674	5,429

Minority interests
Balance at the end of the previous period	1,716,370	1,762,372
Changes during the period
Net changes of items other than shareholders’ equity	10,725	292,203

Total changes during the period	10,725	292,203

Balance at the end of the period	1,727,096	2,054,575

Total net assets
Balance at the end of the previous period	9,599,708	8,570,641
Changes during the period
Dividends from retained earnings	(75,855)	(67,879)
Net income	92,023	140,948
Repurchase of treasury stock	(732)	(34)
Disposition of treasury stock	199,522	941
Reversal of land revaluation excess	(353)	(1,591)
Change of application of equity method	—	(1,919)
Increase in companies accounted for under the equity method	5,763	—
Prior year adjustments on retained earnings of companies accounted for under the equity method	(16,802)	—
Increase due to unification of accounting policies applied to foreign subsidiaries	778	—
Decrease due to unification of accounting policies applied to foreign subsidiaries	(6,669)	—
Net changes of items other than shareholders’ equity	(754,780)	1,304,525

Total changes during the period	(557,104)	1,374,990

Balance at the end of the period	9,042,604	9,945,632

Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

Not applicable

Mitsubishi UFJ Financial Group, Inc.

6. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2009	As of March 31, 2009
Assets:
Current assets:
Cash and due from banks	91,638	33,602
Accounts receivable	24,200	52,191
Other	45,404	50,497

Total current assets	161,243	136,291

Fixed assets:
Tangible fixed assets	280	255
Intangible fixed assets	1,337	1,066
Investments and other assets	9,944,292	9,691,665
Investment securities	886,142	886,634
Investments in subsidiaries and affiliates	9,059,633	8,806,543
Other	250	221
Allowance for losses on investments	(1,733)	(1,733)

Total fixed assets	9,945,910	9,692,987

Total assets	10,107,154	9,829,278

Liabilities:
Current liabilities:
Short-term borrowings	1,002,648	1,032,670
Current portion of bonds payable	200,000	100,000
Current portion of long-term borrowings	257,252	12,800
Lease liabilities	46	11
Accounts payable	1,058	1,372
Income taxes payable	325	400
Reserve for bonuses	307	299
Other	7,071	22,074

Total current liabilities	1,468,709	1,169,628

Fixed liabilities:
Bonds payable	510,500	230,000
Long-term borrowings from subsidiaries and affiliates	463,110	707,573
Lease liabilities	173	39
Other	14,019	4,729

Total fixed liabilities	987,802	942,342

Total liabilities	2,456,512	2,111,971

Net assets:
Shareholders’ equity:
Capital stock	1,620,896	1,620,896
Capital surplus:
Capital reserve	1,620,914	1,620,914
Other capital surplus	2,109,937	2,109,970

Total capital surplus	3,730,851	3,730,884

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,129,702	2,211,855

Total retained earnings	2,279,702	2,361,855

Treasury stock	(31)	(979)

Total shareholders’ equity	7,631,419	7,712,656

Valuation and translation adjustments:
Net unrealized gains (losses) on other securities	13,794	—

Total valuation and translation adjustments	13,794	—

Subscription rights to shares	5,429	4,650

Total net assets	7,650,642	7,717,307

Total liabilities and net assets	10,107,154	9,829,278

Mitsubishi UFJ Financial Group, Inc.

(2) Non-consolidated Statements of Operations

	(in millions of yen)
	For the six months ended September 30, 2008	For the six months ended September 30, 2009
Operating income	247,861	143,203
Operating expenses	7,979	8,632

Operating profits	239,882	134,571

Non-operating income	432	5,917
Non-operating expenses	8,907	23,649

Ordinary profits	231,407	116,839

Extraordinary gains	32,487	563
Extraordinary losses	—	126,459

Income (loss) before income taxes	263,895	(9,056)

Income taxes-current	142	4,231
Income taxes-deferred	(27,350)	919

Total taxes	(27,208)	5,151

Net income (loss)	291,103	(14,207)

Mitsubishi UFJ Financial Group, Inc.

(3) Non-consolidated Statements of Changes in Net Assets

	(in millions of yen)
	For the six months ended September 30, 2008	For the six months ended September 30, 2009
Shareholders’ equity
Capital stock
Balance at the end of the previous period	1,383,052	1,620,896

Balance at the end of the period	1,383,052	1,620,896

Capital surplus
Capital reserve
Balance at the end of the previous period	1,383,070	1,620,914

Balance at the end of the period	1,383,070	1,620,914

Other capital surplus
Balance at the end of the previous period	2,497,841	2,109,970
Changes during the period
Disposition of treasury stock	(262)	(32)
Increase by share exchange	(387,560)	—

Total changes during the period	(387,822)	(32)

Balance at the end of the period	2,110,019	2,109,937

Retained earnings
Other retained earnings
Other reserve
Balance at the end of the previous period	150,000	150,000

Balance at the end of the period	150,000	150,000

Earned surplus brought forward
Balance at the end of the previous period	2,065,219	2,211,855
Changes during the period
Dividends from retained earnings	(75,859)	(67,945)
Net income (loss)	291,103	(14,207)

Total changes during the period	215,243	(82,152)

Balance at the end of the period	2,280,463	2,129,702

Treasury stock
Balance at the end of the previous period	(724,571)	(979)
Changes during the period
Repurchase of treasury stock	(239,530)	(20)
Disposition of treasury stock	648,905	968

Total changes during the period	409,375	947

Balance at the end of the period	(315,196)	(31)

Total shareholders’ equity
Balance at the end of the previous period	6,754,613	7,712,656
Changes during the period
Dividends from retained earnings	(75,859)	(67,945)
Net income (loss)	291,103	(14,207)
Repurchase of treasury stock	(239,530)	(20)
Disposition of treasury stock	648,642	935
Increase by share exchange	(387,560)	—

Total changes during the period	236,796	(81,237)

Balance at the end of the period	6,991,409	7,631,419

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2008	For the six months ended September 30, 2009
Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the end of the previous period	—	—
Changes during the period
Net changes of items other than shareholders’ equity	—	13,794

Total changes during the period	—	13,794

Balance at the end of the period	—	13,794

Subscription rights to shares
Balance at the end of the previous period	2,408	4,650
Changes during the period
Net changes of items other than shareholders’ equity	1,154	778

Total changes during the period	1,154	778

Balance at the end of the period	3,562	5,429

Total net assets
Balance at the end of the previous period	6,757,021	7,717,307
Changes during the period
Dividends from retained earnings	(75,859)	(67,945)
Net income (loss)	291,103	(14,207)
Repurchase of treasury stock	(239,530)	(20)
Disposition of treasury stock	648,642	935
Increase by share exchange	(387,560)	—
Net changes of items other than shareholders’ equity	1,154	14,572

Total changes during the period	237,950	(66,665)

Balance at the end of the period	6,994,971	7,650,642

Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

Not applicable